UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

<u>August 11, 2003</u>

Date of Report (Date of earliest event reported)

Commission File Number: 000-27743



PAC-WEST TELECOMM, INC.
(Exact name of registrant as specified in its charter)

California   **68-0383568**
(State or other jurisdiction of   (I.R.S. Employer Identification No.)
incorporation or organization)

1776 W. March Lane, Suite 250   **95207**
Stockton, California   (Zip Code)
(Address of principal executive offices)

(209) 926-3300
(Registrant's telephone number, including area code)

Item 7. Financial Statements and Exhibits.

(c) Exhibits.

  99.1   Press Release, dated as of August 11, 2003, entitled " Pac-West Telecom Regains Compliance With Nasdaq Listing Requirements".

Item 9. Regulation FD Disclosure.

On August 11, 2003, Pac-West Telecomm, Inc. issued a press release announcing Pac-West Telecom has received notification from the Nasdaq Listing Qualifications Panel that the company had regained compliance with all requirements for continued listing on The Nasdaq SmallCap Market. A copy of the press release is attached as Exhibit 99.1 to this Current Report and is incorporated herein by reference.

The information in this Current Report shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subjected to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

PAC-WEST TELECOMM, INC.
(Registrant)

Dated: August 12, 2003

By: /s/ Peggy Mc Gaw

Peggy Mc Gaw
Executive Director of Accounting & Finance

INDEX TO EXHIBITS

99.1   Press Release, dated as of August 11, 2003, entitled " Pac-West Telecom Regains Compliance With Nasdaq Listing Requirements".